July 16, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brain Scientific Inc.
Amendment No. 2 to Registration Statement on Form S-1 (Registration Number 333-236152)
Filed July 10, 2020

Ladies and Gentlemen:

On behalf of Brain Scientific Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of July 14, 2020. For ease of reference, the Staff’s comments are repeated below and are followed by the Company’s responses, in italics.

Amended Form S-1 filed July 10, 2020

  Exhibits

1. It appears from your disclosure on page 1 of the prospectus summary that the shares being offered for resale were issued in the merger with memoryMd and are outstanding. Please file an opinion of counsel that does not contain the qualification as to delivery and payment for the shares that is in the fifth paragraph of the opinion filed as Exhibit 5.1, or advise.

Response- The Company has filed this amendment #3 to include a revised opinion of counsel eliminating the requested qualification language regarding delivery and payment. Please see the revised Exhibit 5.1.

We believe that our revised opinion accurately responds to your comment. If the change is acceptable, we would like to file an acceleration request. Please feel free to contact the undersigned at 516-459-8161 if you have any questions. Thank you.

Very truly yours,
/s/ Arthur Marcus, Esq.
Arthur Marcus, Esq.